787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 15, 2016

VIA EDGAR

Min S. Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sanford C. Bernstein Fund, Inc.
Post-Effective Amendment No. 71 to the Registration Statement
Securities Act File No. 33-21844; Investment Company Act File No. 811-05555

Dear Mr. Oh:

On behalf of Sanford C. Bernstein Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on December 4, 2015 regarding Post-Effective Amendment No. 69 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 70 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant, whose responses are set out immediately under the Staff’s restated comments. The Amendment included two prospectuses (each, a “Prospectus”) and two statements of additional information (each, an “SAI”) for two sets of share classes: i) private client share classes (“Prospectus 1” and “SAI 1”), and ii) retail share classes (“Prospectus 2” and “SAI 2”) of the International Portfolio, Tax-Managed International Portfolio, Emerging Markets Portfolio, Short Duration New York Municipal Portfolio, Short Duration California Municipal Portfolio, Short Duration Diversified Municipal Portfolio, New York Municipal Portfolio, California Municipal Portfolio, Diversified Municipal Portfolio, U.S. Government Short

NEW YORK        WASHINGTON        HOUSTON        PARIS         LONDON        MILAN        ROME         FRANKFURT         BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

January 15, 2016

Duration Portfolio, Short Duration Plus Portfolio, Intermediate Duration Portfolio, Overlay A Portfolio, Tax–Aware Overlay A Portfolio, Overlay B Portfolio, Tax–Aware Overlay B Portfolio, Tax–Aware Overlay C Portfolio and Tax–Aware Overlay N Portfolio (the “Portfolios”). Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

Comment 1:	On the facing page, please include the approximate date of the public offering, the title of securities being registered and appropriate corresponding disclosure.

Response:	The requested disclosure has been added.

Comment 2:	On the cover page of Prospectus 2 and SAI 2, please provide the ticker symbol for the Advisor Class of the AB Intermediate New York Municipal Portfolio and the AB Intermediate California Municipal Portfolio as well as for each Class Z.

Response:	The ticker symbol for each Class Z has been added. The Advisor Class of each of the AB Intermediate New York Municipal Portfolio and the AB Intermediate California Municipal Portfolio will be offered at a later date, at which time the ticker symbols will be provided.

Comment 3:	We note that the International Portfolio and the Tax-Managed Portfolio have made minor changes to their principal strategies. Please add corresponding principal risks related to preferred stocks, warrants and convertible securities of foreign issuers, including sponsored or unsponsored American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).

Response:	ADRs and GDRs are identified as potential investments as part of each Portfolio’s principal strategy to invest in equity securities, not because they themselves constitute a separate principal strategy or a principal risk of the Portfolio. The Registrant notes that Market Risk, which includes certain risks related to investments in equity securities, is identified as a principal risk, and further that disclosure related to preferred stock, warrants and convertible securities, including ADRs and GDRs, is included in the section entitled “Additional Investment Information, Special Investment Techniques and Related Risks.” Consequently, the Registrant believes that no revision is necessary in response to this comment.

Comment 4:	With respect to each of (the “Overlay Portfolios”), we note that the investment objective refers to Sanford C. Bernstein & Co. LLC. However, the first sentence of each principal investment strategies section references the Bernstein Global Wealth Management Unit of AllianceBernstein L.P. and the investment manager is identified as AllianceBernstein L.P. Please add disclosure to clarify the relationships among these entities.

January 15, 2016

Response:	The Registrant notes that this relationship is described in the section of Prospectus 1 entitled “Management of the Portfolios – Distribution Services.” Sanford C. Bernstein & Co., LLC is a registered broker-dealer and a wholly-owned subsidiary of AllianceBernstein L.P. To further clarify the relationship among the entities, the Registrant has modified the objective of each Overlay Portfolio as follows: “The investment objective of [the Overlay Portfolio] is to manage the volatility of an equity-oriented asset allocation over the long term, as part of an investor’s overall asset allocation managed by Bernstein Private Wealth Management of AllianceBernstein L.P.”

Comment 5(a):	Please identify who can terminate the fee waiver(s) and under what circumstances. See Instruction 3(e) to Item 3.

Response:	The Registrant confirms that only the Board of the Registrant can in its discretion terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Comment 5(b):	For those Portfolios in Prospectus 1 that show a Transfer Agent fee of 0.00% in the fee table, please confirm whether the Transfer Agent fee actually rounds down to 0.00% or should be rounded up to 0.01%.

Response:	The Registrant confirms that each Transfer Agent fee shown as 0.00% was correctly rounded down.

Comment 6(a):	Given that the Portfolios invest in derivative instruments, please review the Portfolios’ principal investment strategies and principal risk disclosure to ensure that the information is not too generic or standardized and describes the actual derivative instruments and associated principal risks that each Portfolio intends to use to achieve its investment objective. Please confirm that the Portfolios’ derivatives disclosure reflects the observations set forth in the letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. See Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”).

Response:	The Portfolios are aware of the Staff’s observations and concerns stated in the Derivatives Disclosure Letter regarding disclosure by an investment company of its use of derivatives. The Portfolios believe that their current disclosure accurately reflects their current expected utilization of derivative instruments and that their disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

January 15, 2016

Comment 6(b):	The third paragraph of the principal strategies for each of the Overlay A Portfolio and the Tax-Aware Overlay A Portfolio indicates that the Portfolio may invest in other registered funds, including affiliated funds. Please confirm whether this is within the bounds of Section 12(d)(1) of the 1940 Act or whether exemptive relief is required.

Response:	The Registrant notes that it may invest in affiliated and unaffiliated funds to the extent permitted by the rules adopted by the Commission under Section 12(d)(1). The Registrant may also invest in affiliated funds as permitted by Section 12(d)(1)(G) of the 1940 Act. Finally, the Registrant has obtained exemptive relief to invest in both affiliated and unaffiliated funds as provided in the exemptive order issued to the Registrant (See Investment Company Act Release 31364 (Dec. 3, 2014)).

Comment 6(c):	Please describe the types of investments that give rise to “Mortgage-Related Securities Risk” appearing for the Overlay A Portfolio and the Tax-Aware Overlay A Portfolio, as it seems there should be corresponding investment in principal strategies.

Response:	The Registrant has removed “Mortgage-Related Securities Risk” from the principal risks of each of the Overlay A Portfolio and the Tax-Aware Overlay A Portfolio.

Comment 6(d):	Consider providing at least a range of asset allocation percentages between equity and fixed income instruments that will make up a particular Overlay Portfolio.

Response:	The Overlay Portfolios are designed to be flexible and dynamic in order to manage the volatility of client portfolios. Accordingly, the Registrant respectfully declines to take this comment.

Comment 7:	With respect to the AB International Portfolio, the AB Tax-Managed International Portfolio and the AB Emerging Markets Portfolio in Prospectus 2, please add principal risks corresponding to investments in preferred stocks, warrants and convertible securities of foreign issuers, including sponsored or unsponsored ADRs and GDRs as described in the principal strategies summary.

Response:	ADRs and GDRs are identified as potential investments as part of each Portfolio’s principal strategy to invest in equity securities, not because they themselves constitute a separate principal strategy or a principal risk of the Portfolio. The Registrant notes that Market Risk, which includes certain risks related to investments in equity securities, is identified as a principal risk, and further that disclosure related to preferred stock, warrants and convertible securities, including ADRs and GDRs, is included in the section entitled

January 15, 2016

“Additional Investment Information, Special Investment Techniques and Related Risks.” Consequently, the Registrant believes that no revision is necessary in response to this comment.

Comment 8(a):	Please disclose if applicable where updated performance information may be obtained for the Overlay Portfolios.

Response:	The Registrant notes that performance information for the Overlay Portfolios is not available online and thus no web address is disclosed.

Comment 8(b):	Please confirm the accuracy of the best and worst quarters that follow the bar chart.

Response:	The Registrant has confirmed the accuracy and the best and worst quarters for the periods shown in each Portfolio’s bar chart.

Comment 9:	Please provide an inception date rather than “Since inception” for the length of time served by each portfolio manager in each Portfolio’s summary as well as in the subsection “Management of the Portfolios – Portfolio Managers” in each Prospectus.

Response:	The Registrant has made the requested changes.

Comment 10(a):	With respect to Prospectus 1, the introductory paragraph of the section of the Prospectus entitled “Additional Investment Information, Special Investment Techniques and Related Risks” states that this section describes both principal and non-principal investment strategies and risks. Please revise this section to separately discuss principal and non-principal strategies and risks in subsections, with principal coming first.

Response:	Each Portfolio’s principal strategies and risks are identified in the corresponding Summary section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This instruction permits a Portfolio to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Portfolios believe that they have identified their principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 10(b):	With respect to Prospectus 1, please disclose whether the subsection entitled “Additional Risks” in the Prospectus refers to principal or non-principal risks.

January 15, 2016

Response:	The Registrant confirms that the risks in the subsection entitled “Additional Risks” are non-principal risks of the Portfolios.

Comment 10(c):	With respect to Prospectus 1, please confirm that all principal investment strategies or associated principal risks described more fully in the section of the Prospectus entitled “Additional Investment Information, Special Investment Techniques and Related Risks” are also be included in the summary for each Portfolio.

Response:	Please see response to Comment 10(a) above.

Comment 10(d):	With respect to Prospectus 1, please confirm whether each Portfolio’s policies and procedures with respect to the disclosure of the Portfolio’s portfolio securities is available on the Portfolio’s website. If so, please include disclosure stating that investors may access this information on the website. See Item 9(d) of Form N-1A.

Response:	The Portfolios currently do not make their policies and procedures with respect to the disclosure of their portfolio securities available on a website; however, as disclosed in each Prospectus, such policies and procedures are described in each SAI.

Comment 11:	Please update the management fees paid as of the most recent fiscal year in the section of Prospectus 1 entitled “Management of the Portfolios – Investment Manager.”

Response:	The Registrant has updated the management fees paid as of the most recently completed fiscal year.

Comment 12:	Pursuant to Item 13 of Form N-1A, please provide financial highlights for the past five fiscal years.

Response:	The Registrant has updated the financial highlights information to disclose the past five fiscal years.

Comment 13:	For consistency and accuracy, please add the last sentence of the subsection entitled “Purchase and Sale of Portfolio Shares” that appears for each Portfolio in Prospectus 2 to the corresponding section for each Portfolio in Prospectus 1.

Response:	The Registrant has added a modified version of the sentence as follows: “Your purchase or sale price will be the next-determined net asset value after the Portfolio receives your purchase or redemption request in proper form.”

January 15, 2016

Comment 14(a):	With respect to Prospectus 2, the introductory paragraph of the section of the Prospectus entitled “Additional Investment Information, Special Investment Techniques and Related Risks” states that this section describes both principal and non-principal investment strategies and risks. Please revise this section to separately discuss principal and non-principal strategies and risks in subsections, with principal coming first.

Response:	Please see response to Comment 10(a) above.

Comment 14(b):	With respect to Prospectus 1, please disclose whether the subsection entitled “Additional Risks” in the Prospectus refers to principal or non-principal risks.

Response:	Please see response to Comment 10(b) above.

Comment 14(c):	With respect to Prospectus 1, please confirm that all principal investment strategies or associated principal risks described more fully in the section of the Prospectus entitled “Additional Investment Information, Special Investment Techniques and Related Risks” are also be included in the summary for each Portfolio.

Response:	Please see response to Comment 10(a) above.

Comment 14(d):	With respect to Prospectus 1, please confirm whether each Portfolio’s policies and procedures with respect to the disclosure of the Portfolio’s portfolio securities is available on the Portfolio’s website. If so, please include disclosure stating that investors may access this information on the website. See Item 9(d) of Form N-1A.

Response:	Please see response to Comment 10(d) above.

Comment 15:	Please update the second sentence of the first paragraph of the section entitled “Investing in the Portfolios” in Prospectus 2 to reflect the new share classes.

Response:	The Registrant has revised the disclosure to reflect the share classes currently being offered by Prospectus 2.

Comment 16:	Please update the management fees paid as of the most recent fiscal year in the section of Prospectus 2 entitled “Management of the Portfolios – Investment Manager.”

Response:	The Registrant has updated the management fees paid as of the most recently completed fiscal year.

January 15, 2016

Comment 17:	Please confirm that all information in each SAI has been updated to the most recent calendar or fiscal year, as applicable, e.g. management fees, shareholder servicing fees, and brokerage fees.

Response:	The Registrant has updated all applicable information as of the appropriate date in each SAI.

Comment 18:	As applicable, please provide all disclosure required by Item 18(a) for control persons and Item 18(b) for principal holders.

Response:	The Registrant has provided all applicable disclosure with respect to Item 18.

Comment 19:	Please confirm that the section on taxes in each SAI is accurate and correct.

Response:	The Registrant has confirmed the accuracy of the tax disclosure in each SAI.

Comment 20:	Please revise the Proxy Voting Policy Statement attached to each SAI as Appendix B, which should provide more details as to the proxy voting policies employed by the investment adviser rather than a summary.

Response:	The Registrant respectfully notes that Item 17(f) of Form N-1A permits a description of the policies and procedures used to determine how to vote proxies relating to portfolio securities. Therefore, the Registrant respectfully submits that it is in compliance with Form N-1A.

Comment 21:	For each exhibit in Item 28, please include the filing date of each amendment incorporated by reference.

Response:	The Registrant has made the requested revisions.

Comment No. 22:	With respect to Item 31, please be more complete and specific in terms of where to find the required disclosure.

Response:	The Registrant has updated the cross-references to be more specific.

Comment No. 23:	Please revise Item 32(a) to account for the Emerging Markets Portfolio and provide at least a “not applicable” for Item 32(c).

Response:	The Registrant has updated Item 32 as applicable.

Comment 24:	Please provide Tandy representations.

Response:	The Registrant’s Tandy representations are enclosed with this letter.

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January 15, 2016

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8992.

Very truly yours,

/s/ Jessica A. Herlihy
Jessica A. Herlihy

cc:	Nancy E. Hay, Esq.
P. Jay Spinola, Esq.